UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period December 2004	File No: 0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

News Release dated December 16, 2004

2.

News Release dated January 6, 2005

3.

News Release dated January 21, 2005

4.

News Release dated February 1, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: February 11, 2005	Signed: /s/ Joanne Freeze Joanne Freeze, Director

CANDENTE COMPLETES PHASE I DRILLING AND COMMENCES PRELIMINARY RESOURCE ESTIMATE COPPER-GOLD PORPHYRY ZONE AT CANARIACO

Vancouver, British Columbia, December 16th, 2004. Candente Resource Corp. (DNT:TSX) is pleased to report that analytical results have been received for the final three holes (DDH 04-007, 011 and 012) of the 2648 metre (m) twelve hole core drilling program on the 100% owned Canariaco copper project in Northern Peru. The twelve holes were drilled vertically as part of a systematic pattern on a grid with 100 metre centres to test the continuity of copper mineralization and provide sufficient information for the Company to prepare a preliminary resource estimate, which consultants will be preparing in early January. Mineralization and grades encountered in all drill holes reported to date are consistent with those seen in large porphyry copper-gold systems.

Surface work and drilling to date indicates a mineralized system with a lateral extent of at least 1.0 by 1.2 kilometres (km). Results from the recent twelve holes have delineated significant and continuous copper mineralization over an area of 300m by 300m laterally. The combination of current and previous drilling within the 100m grid area has intersected copper mineralization over a 396m vertical extent. (See cross section A-A’ at: http://www.candente.com/s/PeruProjects_Canariaco.asp. The 100 metre drilling grid only covers 7.5% of the known mineralized system (1.0km by 1.2km).

Copper grades in the mineralized zones in the twelve holes average 0.7% Cu over an average width of 151 m with individual intersections ranging from 0.45%/137m; 0.71%/234; 0.85%/205m; 1.01%/96m. All of the twelve holes bottomed in significant copper mineralization grading from 0.54% to 1.00%Cu. These figures do not include three lesser mineralized zones which intersected late mineral rock units. The copper mineralization is open in all directions both laterally and vertically.

One hole has also been assayed for precious metals and found to contain levels of gold and silver that are of economic interest: 234m of 1.12gpt Au and 2.00gpt Ag including 96m of 1.13gpt Au and 2.75gpt Ag. All holes have now been submitted for precious metal analyses.

Grades for all holes are summarized below. A map and cross sections showing drill hole locations are posted on the Company’s website at: http://www.candente.com/s/PeruProjects_Canariaco.asp.

Hole No.	From	To	Interval		Copper (total)	Elevation
	(m)	(m)	meters	feet	(total %)	(m)

04-001	0	66	66	217	Leached cap	TOH 2963
	66	300*	234	768	0.71
includes	66	162	96	315	1.01	EOH 2663
04-002	0	60	60	197	leached cap	TOH 2944
	60	248*	188	617	0.68
includes	60	102	42	138	0.80	EOH 2696
04-003	0	40	40	131	leached Cap	TOH 2921
	40	203*	163	534	0.65
includes	40	80	40	131	0.89	EOH 2718
04-004	0	8	8	26	leached Cap	TOH 2863
	8	166*	158	518	0.64	EOH 2697
04-005	0	36	36	118	leached cap	TOH 2895
	36	202*	166	544	0.74	EOH 2693
includes	172	202	30	98	0.93
04-006	0	50	50	164	leached cap	TOH 2900
	50	255*	205	671	0.85	EOH 2645
includes	234	255	21	67	0.33**
04-007	0	34	34	112	leached cap	TOH 2910
	34	227*	193	633	0.58	EOH 2683
includes	34	110	76	249	0.87
includes	110	227	117	384	0.38**
04-008	0	46	46	151	leached Cap	TOH 2915
	46	260*	214	702	0.64	EOH 2655
includes	46	202	156	512	0.73
04-009	0	52	52	171	leached cap	TOH 2880
	52	92	40	131	0.88	EOH 2658
includes	92	222*	130	427	0.22**
04-010	0	18	18	56	leached Cap	TOH 2820
	18	152*	134	441	0.64	EHO 2668
includes	102	152*	50	165	0.70
04-011	0	44	44	144	leached Cap	TOH 2980
	44	212*	168	551	0.63	EOH 2768
04-012	0	64	64	210	leached Cap	TOH 2990
	64	201*	137	449	0.45	EOH 2789
includes	64	152	88	289	0.49
includes	152	201*	49	161	0.41

All intervals are measured vertically.

* End of Hole - bottomed in mineralization

** Late mineral rock units
TOH = Top of Hole
EOH = End of Hole

Initial microscopic analysis of drill core indicates the main copper minerals to be chalcocite, chalcopyrite, covellite and bornite. All core from drilling was cut in half with a diamond saw and sampled at two metre intervals on the property. One half of the split core was collected by Candente's Peruvian geologists in accordance with industry standards and submitted to Actlabs in Lima, Peru. Total copper analyses and a sequential leach procedure for acid soluble copper, cyanide soluble copper and residual sulphides is being carried out by Actlabs laboratory in Lima, Peru. Pulps from some of the same samples are being sent to Actlabs laboratory in Ancaster, Ontario, Canada and analysed for an additional 36 elements (including silver) using Inductively Coupled Plasma (ICP). Gold analyses on DDH-04-001 were carried out by Actlabs, Lima using Fire Assay Fusion and Atomic Absorption method on a 50g split. Five percent of all core samples will also be sent to a second laboratory for check assays of total copper. Quality Assurance and Quality Control, including the use of sample standards, blanks and duplicates as well as chain of custody is monitored by Candente. Mike Casselman, M.Sc., P.Geo., General Manager Exploration and Director of Candente and James Currie, P.Eng., Director of Candente are the qualified persons as defined by NI 43-101 for the Canariaco project and have verified the information and read and approved the contents of this release.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of gold and copper projects with world-class potential. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 119

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

CANDENTE-GOLDCORP SCHEDULE DRILLING FOR STAGHORN GOLD PROPERTY, NEWFOUNDLAND

Vancouver, British Columbia, January 6, 2005. Candente Resource Corp. - DNT:TSX is pleased to advise that Petro Drilling Company Limited of Newfoundland has been contracted to carry out a diamond drill program on the Staghorn Property. The program is scheduled to commence at the end of January, 2005 and is planned to comprise approximately 2200 metres (m) in 9 holes. The drilling program is being funded by Goldcorp Inc. – GG:NYSE; G:TSX (“Goldcorp”) who has the right to earn a 70% interest in the Staghorn property by financing all exploration and acquisition costs and completing a bankable feasibility study by January 2010.

The drilling is designed to test a 2.5 kilometre (km) structural trend where gold mineralization has been found in bedrock, angular rock float, soils and heavy mineral concentrate (HMC) samples. Gold values of 0.5 to 25.7 grams per tonne (gpt) were obtained from bedrock in three distinct zones. Gold values from one of the zones (70m by 30m) range from 0.5 to 13.5 gpt (several in the 1.5 to 5 gpt range) from 1m bedrock channel samples in trenches as well as from selected bedrock chip samples and angular float. Outside the trenched area overburden masks outcrop exposure over much of the property, which covers 4900 hectares.

Several of the drill holes will test high chargeability zones within the gold trend. The high chargeability zones, which occur over a 3.2 km length, often coincide with gold-bearing sulphide mineralization found on the property. The chargeability zones were identified by an Induced Polarization (IP) survey. The styles of mineralization, host rocks, structural setting and geochemical signature found to date on the Staghorn Property are all typical of intrusion hosted-orogenic deposits such as the 175 and 19 million ounce gold deposits at Muruntau and Kumtor in Central Asia.

All samples taken were prepared by Eastern Analytical Labs Ltd. (“Eastern”) in Springdale, Newfoundland. Eastern preformed fire assay with atomic absorption finish for gold. Pulps were sent to Acme Analytical Laboratories (“Acme”) in Vancouver, BC for 35 element ICP + Telurium. Any samples that returned a gold value higher than 500ppb from the ICP analysis were then fire assayed for gold by Acme.

For more technical information on the Staghorn property, please refer to: http://www.candente.com/s/projects_staghorn.asp

Newfoundland Update

Exploration is also being planned for 2005 on the Linear Gold Property where Goldcorp also has the right to earn a 70% interest by financing all exploration and acquisition costs and completing a bankable feasibility study by January 2010. In addition to the Staghorn and Linear Properties, Candente holds 100% interest in 593 claims in nine gold properties in Newfoundland. During the fall of 2004, exploration work was completed on some of the properties in Newfoundland and the following is a summary of work carried out.

Paul’s Pond Property Central Newfoundland - Under Option from Cornerstone Capital Resources

Exploration included an IP Survey and diamond drilling of 771.5m in four holes. All holes intersected disseminated pyrite and arsenopyrite mineralization with silica alteration zones hosted in Silurian sediments. Hole PP04-01 tested the down dip potential of the previously known Goose gold showing and the remaining 3 holes tested two recently defined chargeability trends. Gold mineralization intersected was limited to weakly anomalous gold values and narrow higher-grade intervals such as: 15.68gpt over 0.80m; 1.22gpt over 1.11m; and 2.14gpt over 1.62m in hole PP04-01 and 0.30gpt over 9.45m; and 2.14gpt over 0.60m in two other holes.

Duder Lake Property in North-Central Newfoundland - Under Option from Roland Quinlan and Quest Inc. Exploration included IP and ground magnetics surveys and diamond drilling of 769.7 meters in three holes. Disseminated pyrite and local magnetite with weak silica alteration was encountered in all three holes to explain chargeability anomalies defined by IP. Shear hosted mineralization exposed at surface was found to be discontinuous at depth and not occurring over economic widths. Anomalous gold results include: 1.63gpt over 3.44m; 3.22gpt over 0.40m; and 1.99gpt over 0.74m.

CANDENTE RESOURCE CORP. DNT:TSX NEWS RELEASE

January 6, 2005

The Option agreements that Candente holds on the Duder Lake and on the Paul’s Pond properties will be terminated. Although only minor work was carried out this year on the Island Pond Property, the Company has decided to also terminate the option agreement it holds with Cornerstone on this property.

Mike Casselman, M.Sc., P.Geo., General Manager Exploration and Director of Candente is the qualified person for Candente’s Newfoundland properties as defined by National Instrument 43-101, and has read and approved the contents of this release.

Candente also announces the granting of incentive stock options to directors, employees and consultants in the amount of 650,000 shares exercisable at a price of $0.70 per share for a period of five years.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of gold and copper projects with world-class potential. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 121

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

AMENDMENT TO WARRANTS

Vancouver, British Columbia, January 21st, 2005. Candente Resource Corp. - DNT:TSX announces it has received approval from the Toronto Stock Exchange allowing the Company to amend the exercise price of a total of 3,192,500 warrants listed below for a limited period expiring February 21, 2005 as follows:

Date of Warrant Certificate	Amount	Expiry Date	Current Price	Amended Price
February 21st, 2003	850,000	February 21st, 2005	$1.10	$0.55
October 21st, 2003	312,500	October 21st, 2005	$1.00	$0.55
December 10th, 2003	1,905,000	June 10th, 2005	$1.50	$0.55
December 31st, 2003	125,000	July 01st, 2005	$1.65	$0.55

The price amendment shall be effective on February 4th, 2005. None of these warrants are held by insiders.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of gold and copper projects with world-class potential. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 122

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

UPDATE ON MARKET ACTIVITY

Vancouver, British Columbia, February 1st, 2005. At the request of Market Regulation Services, Candente Resource Corp. - DNT:TSX has no undisclosed corporate developments to account for recent activity in trading in DNT on the Toronto Stock Exchange.

For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 123

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual resul ts may differ materialy from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.